NISCAYAH

[redacted]

09047313

82-35019

04 November 2009

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SEC Mail Processing
Section

NOV 12 2009

Washington, DC
110

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SUPPL

Best Regards

Else Trägårdh
Investor Relations
Niscayah

Telephone: +46 (0)10 458 80 80
Mobile: +46 70 560 76 72
E-mail:else.tragardh@niscayah.com

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
Phone: +46 8 657 76 00, **Fax:** +46 8 657 76 25, www.securitassystems.com

NISCAYAH

Stockholm, November 3, 2009

Håkan Kirstein new President and CEO of Niscayah

The Board of Directors of Niscayah Group AB has appointed Håkan Kirstein, 39, new President and CEO. Juan Vallejo, current President and CEO, will remain in his role until February 28, 2010.

Håkan Kirstein has been appointed new President and CEO of Niscayah. He will begin working at the company on November 16 and will assume his new role on March 1, 2010.

"Håkan's extensive experience of leading companies undergoing change, combined with his personality and leadership qualities, have convinced the Board of Directors that he is the right person to lead the company's continued expansion," says Jorma Halonen, Chairman of the Board at Niscayah.

Håkan Kirstein graduated from Stockholm University in business administration, and during the past 14 years, he has worked in the StatoilHydro Group. From 2005 to 2009, Håkan was Managing Director of StatoilHydro in Sweden, and prior to that role, his career included such leading positions as Managing Director of Statoil Detaljist AB.

The company's strategy, which includes a continued profitable expansion through an increased proportion of service operations, remains unchanged.

"During the past ten years, I have had the privilege of being involved in developing Niscayah from a Nordic company into a leading European player with operations in 17 companies. Niscayah has a favorable ownership structure, strong leadership and a clear strategy, which means that we have everything required to take the next step in the company's expansion," says Juan Vallejo, President and CEO.

"Juan has made a substantial contribution to Niscayah's development from a division of the Securitas Group into a leading European company. His achievements have been fantastic, particularly during the restructuring efforts of the past year," says Jorma Halonen, Chairman of the Board at Niscayah.

For further information:

Jorma Halonen, Chairman of the Board	+46 70 279 05 71
Juan Vallejo, President and CEO	+46 10 458 80 10

This press release is also available on Niscayah's website at www.niscayah.com.

Niscayah Group AB (publ.) is a world leading security partner offering complete security solutions for clients with high security demands within market segments such as banking and finance, industry, defense, healthcare and retail. Niscayah's services are based on modern technology and include access control, video surveillance, intrusion protection and fire alarm systems. www.niscayah.com

Niscayah Group AB discloses the information provided herein pursuant to the Swedish Securities Markets Act and/or the Swedish Financial Instruments Trading Act. This information was submitted for publication on November 3, 2009 at 8:30 a.m.